Exhibit 1
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company

BCE Inc. (“BCE”) 1, Carrefour Alexander-Graham-Bell Building A8 Verdun, Québec H3E 3B3

2.	Date of Material Change

April 1, 2011

3.	News Release

A press release was disseminated by CNW Telbec on April 1, 2011.

4.	Summary of Material Change

BCE completed its approximately $3.2-billion acquisition of CTV Inc. (formerly CTVglobemedia Inc.).

5.	Full Description of Material Change

BCE completed its acquisition of the remaining 85% interest in CTV Inc. (formerly CTVglobemedia Inc.) (“CTV”) that it did not already own in accordance with a transaction agreement (the “Transaction Agreement”) made as of September 10, 2010 between CTV, BCE, The Woodbridge Company Limited, 1565117 Ontario Limited (“Woodbridge Holdco”), Woodbridge Investments Inc. (“Woodbridge Investments”), Ontario Teachers’ Pension Plan Board (“Teachers’”) and Torstar Corporation (“Torstar”).

BCE acquired all of the Class A common shares of CTV held by each of Woodbridge Holdco, Teachers’ and Torstar for an aggregate share purchase price of approximately $1.3 billion. Including the value of BCE’s 15% interest, the transaction has an equity value of approximately $1.5 billion. Together with approximately $1.7 billion in proportionate debt, the total transaction value is approximately $3.2 billion. BCE also acquired certain debt from Woodbridge Investments and repaid in full CTV’s senior indebtedness, both of which constitute part of the approximately $1.7 billion in proportionate debt included in the transaction.

As a component of the consideration paid, BCE issued 21,729,239 common shares of BCE to Woodbridge Holdco. Woodbridge Holdco agreed that, for a two year period, it will not sell or otherwise dispose of the BCE common shares issued to it pursuant to the Transaction Agreement without the consent of BCE.

Upon completion of the transaction, BCE unveiled Bell Media, a new business unit led by President Kevin Crull that includes all CTV properties and other Bell content assets. Bell Media now operates CTV, Canada’s #1 television network and lead broadcaster of the London 2012 Olympic Games; 29 specialty channels, including BNN — Business News Network, Discovery Channel, Much, MTV, The Comedy Network, SPACE, and TSN and RDS, Canada’s top English and French-language specialty channels; 33 radio stations, including TSN Radio 1050 set to launch April 13; Dome Productions, a mobile broadcast facilities provider; and dozens of high-traffic news, sports and entertainment web sites, now including Bell’s popular Sympatico.ca portal.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

Martine Turcotte Executive Vice-President and Chief Legal and Regulatory Officer Telephone: (514) 786-3891

9.	Date of Report

April 1, 2011